UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Telecom Argentina S.A.

Item

1.        Summary of the Resolutions approved by the General Ordinary Shareholders’ Meeting held on October 10, 2019.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders’ Meeting held on October 10, 2019

The following resolutions were adopted by the shareholders upon reviewing each of the items included in the Agenda:

1) Appoint two shareholders to sign the Minutes of the Meeting.

The representative of the shareholder Cablevisión Holding S.A. and the representative of the shareholder Fintech Telecom LLC were appointed to sign the Minutes.

2) Consideration of the total or partial withdrawal of the “Voluntary Reserve for Future Cash Dividends” and/or of the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” and that the funds from such withdrawals be used for the distribution of cash dividends and/or to delegate to the Board of Directors the powers to release, totally or partially, the aforementioned Reserves and to distribute the withdrawn funds as cash dividends, in the amounts and dates to be determined by the Board of Directors.

The following was approved:

(i)             to distribute US$300,000,000 in cash dividends to shareholders, in freely available US Dollars, on October 18, 2019;

(ii)          for this purpose, to fully withdraw the “Voluntary Reserve for Future Cash Dividends”, which in constant currency as of August 31, 2019 amounts to P$15,431,534,497.59, and partially withdraw the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for the amount of P$1,955,715,502.41 so that, in accordance with the Reference Exchange Rate of the Central Bank of the Argentine Republic (BCRA) - Com. “A” 3500 of October 9 of the current year (published on the official website of said bank www.bcra.gov.ar) ($57.9575), the sum of the aforementioned amounts is equivalent to the amount of US$300,000,000;

(iii)       to announce today the distribution of cash dividends, in accordance with the applicable law;

(iv)      to delegate powers to the Board of Directors to determine the necessary procedures for the cash dividend payment, within the terms approved by the Shareholders’ Meeting, including the instructions to be submitted to Caja de Valores S.A. as the entity in charge of performing the payment in Argentina

Ms. Nora Lavorante an accountant of the Bolsa de Comercio de Buenos Aires attended the meeting.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 10, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations